MEMBERS LIFE INSURANCE COMPANY

MEMBERS® HORIZON VARIABLE ANNUITY

SUPPLEMENT DATED APRIL 30, 2020 TO

MEMBERS® HORIZON VARIABLE ANNUITY

PROSPECTUS DATED MAY 1, 2019

This supplement updates the prospectus for the variable annuity contract listed above and contains information that you should read and maintain for future reference. Please keep this supplement with your records.

As of April 30, 2020 (the “liquidation date”), the BNY Mellon Variable Investment Fund Quality Bond Portfolio (the “Fund”) is no longer an investment option under your Contract. All Contract Value remaining in the Subaccount invested in the Fund (the “BNY Mellon Subaccount”) was transferred automatically to the Vanguard Variable Insurance Fund Money Market Portfolio (the “Vanguard Money Market Subaccount”). Any automatic transaction that involved the BNY Mellon Subaccount, such as automatic rebalancing, instead was transferred to the Vanguard Money Market Subaccount. For example, if your Variable Subaccount Allocation included the BNY Mellon Subaccount, as of the Liquidation Date, your Vanguard Money Market subaccount allocation was increased by the current allocation to the Vanguard Money Market Subaccount and rebalancing will occur based on the new allocation levels.

If you had Contract Value invested in the BNY Mellon Subaccount on the Liquidation Date and it was automatically transferred into the Vanguard Money Market Subaccount, you may transfer from the Vanguard Money Market Subaccount to any other Subaccount (as permitted by your Contract) for 60 days after the liquidation date without that transfer counting as a transfer that is subject to the transfer processing fee. Also, you may want to change any automatic transactions that you elected. You should know that during extended periods of low interest rates, and partly as a result of insurance charges, the yields of the Vanguard Money Market Subaccount may become extremely low and possibly negative. There is no assurance that the Vanguard Variable Insurance Fund Money Market Portfolio will be able to maintain a stable net asset value per share.

To obtain a copy of the prospectus for the Vanguard Variable Insurance Fund Money Market Portfolio or for any other fund in which the Variable Account invests, or if you have any questions regarding the Fund liquidation, please call us at 1-800-798-5500 or write us at 2000 Heritage Way, Waverly, Iowa 50677.